UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2003

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.          Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.          Yes ☐ No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated July 20, 2003, announcing that Camtek Ltd. requests The Tel Aviv Stock Exchange to delist its shares.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: July 20, 2003

EXHIBIT INDEX

99.1 Press release, dated July 20, 2003

Exhibit 99.1

FOR IMMEDIATE RELEASE
July 20, 2003

CAMTEK CONTACT:
Moshe Amit

+972-4-604-8308 (tel); +972-4-604 8300 (fax)
mosheamit@camtek.co.il

CAMTEK LTD. REQUESTS THE TEL AVIV STOCK EXCHANGE TO DELIST SHARES

MIGDAL HAEMEK, Israel – July 20, 2003 – Further to its previous press releases concerning reporting requirements in Israel, Camtek Ltd. (NASDAQ: CAMT) has requested that the Tel Aviv Stock Exchange delist its shares from trade in Tel Aviv. The delisting will become effective within 90 days from today, during which time the shares will continue to be traded on the Tel Aviv Stock Exchange.

Rafi Amit, Camtek’s CEO, commented: “Since the Company’s shares were dual-listed on the Tel Aviv Stock Exchange in December 2001, there has been virtually no trading on the TASE, and all of the trading has been on Nasdaq. Given the position taken by the Israeli Securities Authority, regarding additional reporting requirements in Israel of Israeli companies whose securities are transferred to the Nasdaq — SmallCap Market, we have concluded that it is in the best interest of the Company to delist its shares from the Tel Aviv Stock Exchange, and to focus instead on the arena in which they are actually being traded, namely the US market. After the delisting of the Company’s shares from the TASE, the Company will not be subject to any reporting requirements in Israel.”

ABOUT CAMTEK

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.